Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months Ended March 31, 2018	Years Ended December 31,
	(Unaudited)	2017	2016	2015	2014	2013
Earnings
Income before income taxes	$916	$2,643	$2,480	$2,307	$2,057	$1,973
Interest expense	61	237	189	163	165	167
Portion of rents representative of the interest factor	31	118	122	127	131	134
	$1,008	$2,998	$2,791	$2,597	$2,353	$2,274
Fixed Charges
Interest expense	$61	$237	$189	$163	$165	$167
Portion of rents representative of the interest factor	31	118	122	127	131	134
	$92	$355	$311	$290	$296	$301
Ratio of Earnings to Fixed Charges	11.0	8.4	9.0	9.0	7.9	7.6